Exhibit 99.11

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2012 and August 31, 2011

(Unaudited – Expressed in thousands of United States dollars, except for per share and per ounce amounts)

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2012 and December 31, 2011
(Unaudited - Expressed in thousands of United States dollars)

	Notes	September 30,	December 31,
		2012	2011
Assets
Current
Cash and cash equivalents	5	$67,166	$25,907
Accounts receivable	6	1,606	1,158
Other financial assets	7	762	-
Inventory	8	14,669	14,907
Prepaid expenses		443	1,099
IGV receivable		47,894	25,635

		132,540	68,706

Restricted cash	9	3,760	-
Deferred tax asset		4,191	1,950
Plant and equipment, net	10	105,871	62,082
Mineral properties and development costs, net	11	73,913	63,796

Total Assets		$320,275	$196,534

Liabilities and equity
Current
Accounts payable and accrued liabilities	12	$45,959	$27,481
Taxes payable	13	37,044	990
Deferred revenue	14	-	4,251
Derivative liability	14	2,080	934
		85,083	33,656
Long-term debt	15	3,210	3,000
Asset retirement obligation	16	16,655	15,685
Deferred revenue	14	14,932	25,259
Derivative liability	14	2,172	3,625

		122,052	81,225
Equity
Share capital	17	136,730	127,537
Share option and warrant reserve	17	10,517	10,420
Translation reserve		4,522	4,522
Retained earnings (deficit)		46,454	(27,170)
		198,223	115,309

Total Equity and Liabilities		$320,275	$196,534

Subsequent events (Note 21)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		For the three months ended		For the nine months ended
		September	August	September	August
	Notes	30, 2012	31, 2011	30, 2012	31, 2011
Sales	18	$60,924	$-	$234,307	$-
Cost of sales		(26,545)	-	(82,736)	-
Amortization		(4,704)	-	(16,221)	-
Gross profit		29,675	-	135,350	-
General and administrative expenses	19	(2,191)	(1,352)	(6,540)	(6,365)
Exploration and evaluation expense		(4,370)	-	(5,701)	(2)
Operating earnings (loss)		23,114	(1,352)	123,109	(6,367)
Unrealized gain (loss) on derivative liability	14	(1,017)	(8,508)	307	(6,859)
Accretion of asset retirement obligation	16	(414)	(377)	(1,245)	(377)
Foreign exchange loss		(372)	(28)	(280)	(419)
Other gain (loss)		155	2	(23)	(5)
Income (loss) before income taxes		21,466	(10,263)	121,868	(14,027)
Provision for income taxes		(10,662)	-	(48,244)	(201)
Income and comprehensive income (loss)		$10,804	$(10,263)	$73,624	$(14,228)
Basic earnings (loss) per share		$0.06	$(0.06)	$0.43	$(0.09)
Diluted earnings (loss) per share		$0.06	$(0.06)	$0.41	$(0.09)
Weighted average number of common shares outstanding - basic		173,863,731	168,653,587	172,298,462	163,165,238
Weighted average number of common shares outstanding -diluted		183,057,804	168,653,587	181,492,535	163,165,238

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars)

			Three months ended		Nine months ended
		September 30,	August 30,	September 30,	August 30,
	Notes	2012	2011	2012	2011
OPERATING ACTIVITIES

Net income (loss) for the period		$10,804	$(10,263)	$73,624	$(14,228)
Reclamation expenditures		(275)		(275)	-
Items not affecting cash:			-
Amortization		4,769	21	16,320	52
Deferred revenue		(1,148)	-	(14,578)	-
Share-based compensation		1,401	239	3,764	3,217
Deferred financing costs		-	-	-	24
Unrealized loss (gain) on derivative liability		1,017	8,508	(307)	6,859
Accretion expense		414	377	1,245	377
Deferred income taxes		136	-	(2,241)	201
Changes in non-cash working capital items	5	17,197	(5,975)	31,534	(9,493)

Net cash provided by (used for) operating activities		34,315	(7,093)	109,086	(12,991)
FINANCING ACTIVITIES
Proceeds from issuing share capital		-	78	-	63,771
Proceeds from exercise of options and warrants	17	1,497	-	5,526	4,729
Proceeds from gold prepayment		-	-		19,500
Share issue costs		-	-	-	(4,887)

Net cash provided by financing activities		1,497	78	5,526	83,113
INVESTING ACTIVITIES
Restricted cash	9	(3,760)	-	(3,760)	-
Purchase of property, plant and equipment	10	(28,202)	(5,463)	(53,905)	(24,121)
Mineral property expenditures	11	(5,249)	(4,615)	(15,045)	(5,859)
Investment in Duran Ventures		(762)	-	(762)	-
Investment in La Arena		-	-	-	(18,085)
Acquisition of La Arena		-	-	-	(48,847)
Proceeds from sales of equipment		119	-	119	-
Cash acquired in pre-production sales			8,140		8,140
Cash acquired in La Arena acquisition		-	-	-	5,534

Net cash provided by (used for) investing activities		(37,854)	(1,938)	(73,353)	(83,238)

Increase (decrease) in cash and cash equivalents during the period		(2,042)	(8,953)	41,259	(13,116)
Cash and cash equivalents, beginning of the period		69,208	11,526	25,907	15,216
Effect of foreign exchange on cash and cash equivalents		-	-	-	473
Cash and cash equivalents, end of the period		$67,166	$2,573	$67,166	$2,573

Taxes payable (Note 13)
Supplemental cash flow disclosures (Note 5)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Share capital
					Share
					Option and		Retained
				Subscription	Warrant	Translation	Earnings
	Note	Shares	Amount	receipts	Reserve	Reserve	(Deficit)	Total
Balance, November 30, 2010		132,162,208	$62,146	$1,282	$3,519	$400	$(22,658)	$44,689
Shares issued for private placements	17	32,499,682	64,975	-	-	-	-	64,975
Share issue costs related to private placements	17	-	(4,173)	-	-	-	-	(4,173)
Fair value of broker warrants for private placement	17	-	(2,087)	-	2,087	-	-	-
Subscription receipts on conversion of warrants		-	-	(1,282)	-	-	-	(1,282)
Shares issued on conversion of warrants		3,633,192	4,602	-	-	-	-	4,602
Shares issued on exercise of options		455,000	713	-	(545)	-	-	168
Share-based compensation		-	-	-	3,217	-	-	3,217

Other comprehensive income		-	-	-	-	4,122	-	4,122

Net loss		-	-	-	-	-	(14,228)	(14,228)

Balance, August 31, 2011		168,750,082	$126,176	$-	$8,278	$4,522	$(36,886)	$102,090
Balance, December 31, 2011		169,746,352	$127,537	$-	$10,420	$4,522	$(27,170)	$115,309
Shares issued on conversion of warrants	17	2,720,610	4,563	-	(1,669)	-	-	2,894
Shares issued on exercise of options	17	2,108,897	4,630	-	(1,998)	-	-	2,632
Share-based compensation	17	-	-	-	3,764	-	-	3,764

Net income		-	-	-	-		73,624	73,624

Balance, September 30, 2012		174,575,859	$136,730	$-	$10,517	$4,522	$46,454	$198,223

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited is the parent company of a consolidated group (“Rio Alto” or the "Company"). Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 - 250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. On February 9, 2011 the Company completed the purchase of 100 per cent of La Arena S.A. (“La Arena”). Throughout the year ended May 31, 2011 La Arena was in the development stage. The La Arena Gold Oxide Mine commenced preproduction in May 2011 and achieved commercial production levels at the end of December 2011.

In November 2011, Rio Alto Mining Limited changed its financial and fiscal year end from May 31 to December 31. The change was made to allow it to align its year end with that of La Arena. The Company’s consolidated statements of financial position are as at September 30, 2012 and December 31, 2011 and the condensed interim consolidated statements of income and comprehensive income and statements of cash flows are for the three and nine month periods ended September 30, 2012 compared to the three and nine month periods ended August 31, 2011. The Company’s interim consolidated statements of changes in equity are for the nine month period ended September 30, 2012 compared to the nine month period ended August 31, 2011.

The condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the parent company. The functional currency of La Arena is also USD.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements for the seven-month financial year ended and as at December 31, 2011, which are available at www.sedar.com.

The accounting policies used for the preparation of these condensed interim consolidated financial statements are the same as those expected to be used to prepare the consolidated financial statements for the year ended December 31, 2012. Certain comparative figures in prior periods have been reclassified to conform to presentation adopted in the current period.

The Board of Directors approved these condensed interim consolidated financial statements on November 13, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2011, except for the following disclosure requirements adopted in the current financial period:

Financial instruments disclosure

The IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that expand the disclosure requirements in relation to transferred financial assets.

There was no significant impact on these condensed interim consolidated financial statements as a result of adopting these amendments.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

4.	SIGNIFICANT JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

When preparing interim financial statements, management makes a number of judgements, estimates and assumptions in the recognition and measurement of assets, liabilities, income and expenses. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgements, estimates and assumptions made in the preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2011. The only significant exception is the estimate of the provision for income taxes, which is determined in these interim financial statements by using the estimated average annual effective income tax rates applied to the pre-tax income of the interim period.

5.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	September 30, 2012	December 31, 2011
USD	$61,790	$24,600
Canadian dollars	2,360	416
Peruvian Nuevo Sol	3,016	891
	$67,166	$25,907

b.	Changes in non-cash working capital include the following:

	For the three months ended		For the nine months ended
	September 30, 2012	August 31, 2011	September 30, 2012	August 31, 2011
(Increase) decrease in accounts receivable	$12,203	$(281)	$(448)	$(698)
Decrease in promissory notes receivable	-	-	-	43
(Increase) decrease in deferred financing costs	210	-	210	(24)
Decrease in inventory	(2,097)	(5,710)	(1,158)	(9,620)
Decrease in prepaid expenses	142	110	656	4,976
Increase in IGV receivable	(9,457)	(2,996)	(22,258)	(6,831)
Increase in accounts payable and accrued liabilities	8,896	2,902	18,478	2,661
Increase in taxes payable	7,300	-	36,054	-
	$17,197	$(5,975)	$31,534	$(9,493)

c.	Non cash transactions included in the statements of cash flow include:

i.	Included in inventory on September 30, 2012 was non cash cost amortization of $1,518.
ii.	Included in plant and equipment on September 30, 2012 were non cash additions of $197.

Refer to Note 13 for tax payments made during the nine month period ended September 30, 2012.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	September 30, 2012	December 31, 2011

Value-added tax receivable	$78	$49
Peru capital tax receivable	1,001	516
Other receivables	147	213
Receivable from a related party	380	380
	$1,606	$1,158

7.	OTHER FINANCIAL ASSETS

	September 30, 2012	December 31, 2011

Investment in shares	$712	$-
Investment in warrants	50	-
	$762	$-

The Company holds 5,000,000 units of Duran Ventures Inc. (“Duran”). The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”). The Duran Units are held for investment purposes, but may be sold in the near term and are accounted for at fair value. Any gains or losses arising from periodic fair value adjustments are reflected in the statement of profit and loss. A whole Series A Warrant may be converted into one common share upon payment of Cdn$0.25 at any time until the date that is the earlier of (i) the date that is eighteen months after September 28, 2012, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above Cdn$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs twelve months after September 28, 2012. A whole Series B Warrant may be converted into one common share upon payment of Cdn$0.35 at any time until the date that is the earlier of (i) the date that is thirty months after September 28, 2012 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above Cdn$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs twenty four months after September 28, 2012.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property and a 65% interest in Duran’s Ichuña Copper-Silver Property. In order to complete its earn-in option for the Minasnioc and Ichuña properties Rio Alto must exercise 100% of the warrants included in the Duran Units.

As at the date of the approval of these condensed interim consolidated financial statements, the letter of intent that the Company has entered into with Duran to complete the above described transaction is still in place.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

8.	INVENTORY

Inventory consists of the following:

	September 30, 2012	December 31, 2011

Doré	$7,093	$772
Work-in-progress	4,329	917
Ore on leach pad	475	2,257
Ore in stockpile	-	8,701
Supplies inventory	2,772	2,260
	$14,669	$14,907

9.	RESTRICTED CASH

Restricted cash consists of a $3,760 deposit made to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee of its mine closure obligations (Note 16). The total amount of $3,760 consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity and kept on deposit until the mine closure.

10.	PLANT AND EQUIPMENT

Plant and equipment consists of:

	Construction- in-Process	Heap leach pad and pond	Land	Mobile and field equipment	Plant and equipment	Other mine assets	Other assets	Total
Costs
December 31, 2011	$20,283	$29,899	$3,965	$2,690	$7,987	$2,559	$612	$67,995
Additions	28,683	-	13,916	1,425	7,395	3,001	266	54,686
September 30, 2012	$48,966	$29,899	$17,881	$4,115	$15,382	$5,560	$878	$122,681

Accumulated amortization
December 31, 2011	$-	$(4,288)	$-	$(159)	$(1,198)	$(155)	$(113)	$(5,913)
Amortization for the period		(8,363)	-	(180)	(2,022)	(229)	(103)	(10,897)
September 30, 2012	$-	$(12,651)	$-	$(339)	$(3,220)	$(384)	$(216)	$(16,810)

Net book value
December 31, 2011	$20,283	$25,611	$3,965	$2,531	$6,789	$2,404	$499	$62,082
September 30, 2012	$48,966	$17,248	$17,881	$3,776	$12,162	$5,176	$662	$105,871

Other mine assets consist of the cost of camp office and accommodation. Other assets consist of office equipment and leasehold improvements.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

11.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

La Arena has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”). The Company is mining the gold oxide deposit. A feasibility study on the economic viability of developing Phase II is underway.

Mineral property expenditures are:

	Nine months ended September 30, 2012				Seven months ended December 31, 2011
Costs	Phase I	Phase II	Total	Phase I	Phase II	Total
Opening	$16,948	$47,895	$64,843	$34,519	$43,612	$78,131
Mineral property development costs	-	15,045	15,045	29,493	4,283	33,776
Capitalized depreciation	-	-	-	4,658	-	4,658
Pre-production revenue	-	-	-	(71,621)	-	(71,621)
Preproduction cost	-	-	-	19,899	-	19,899
	$16,948	$62,940	$79,888	$16,948	$47,895	$64,843

Accumulated amortization
Opening	$(1,047)	$-	$(1,047)	$-	$-	$-
Amortization for the period	(4,928)	-	(4,928)	(1,047)	-	(1,047)

	(5,975)	-	(5,975)	(1,047)	-	(1,047)
Net book value	$10,973	$62,940	$73,913	$15,901	$47,895	$63,796

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	September 30, 2012	December 31, 2011
Trade payables	$33,063	$23,697
Payroll and related benefits	11,809	3,095
Other payables	1,087	689
	$45,959	$27,481

None of the accounts payable and accrued liabilities are interest bearing. Substantially all of the trade payables relate to mining and development and construction activities. Payroll and related benefits consist of vacation payable and workers’ profit share payable. Trade payables are normally settled within 30 days. Workers’ profit share is being paid over a six month period ending March 31, 2013. Vacation payable is distributed when an employee requests, typically prior to a vacation leave.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

13.	TAXES PAYABLE

Taxes payable consist of the following:

	September 30, 2012	December 31, 2011

Special mining tax	$2,587	$0
Royalty	2,437	0
Income tax	32,020	990
	$37,044	$990

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of a increase in the deferred tax asset.

During the nine months ended September 30, 2012, the following tax payments were made:

i.	Peruvian income tax instalments for 2012 of $5,651.
ii.	Peruvian income tax for 2011 of $1,188.
iii.	Special mining tax of $4,604.
iv.	Royalties of $3,928.

14.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

The Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into a Gold Purchase Agreement (”Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of the La Arena Gold Mine. There is an embedded derivative liability inherent in the Purchase Agreement, which represents the financing cost of the Prepayment. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

a.	Deferred revenue is:

Deferred
Revenue

Opening, December 31, 2011	$29,510
Deliveries to recognize deferred revenue	(14,578)
Balance, September 30, 2012	14,932
Less current portion	-
Long-term portion	$14,932

Under the Prepayment the Company is committed to deliver a notional amount 1,941 ounces of gold each month until October 2014. Once the monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

115 per cent of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as follows:

		Remaining
	Based on	commitment at
Gold price per ounce	$50,000	September 30,
	drawdown	2012
$950 or lower	70,509	29,013
$950 to $1,050	67,443	27,752
$1,050 to $1,150	64,378	26,490
$1,150 to $1,250	61,312	25,229
$1,250 to $1,350	58,246	23,968
$1,350 to $1,450	55,181	22,706
$1,450 or higher	52,115	21,445

At September 30, 2012, the price of gold was $1,781 per ounce. At that price there would be 21,445 ounces to be delivered in the amount of 1,650 ounces each month from October 2013 and including October 2014.

The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. During the nine months ended September 30, 2012, the Company delivered 20,467 ounces of gold to settle 24,079 ounces or 12 months of the notional delivery requirement.

b.	Derivative liability consists of:

Derivative liability
Opening, December 31, 2011	$4,559
Change in fair market value of derivative liability	(307)
Balance, September 30, 2012	4,252
Less current portion	(2,080)
Long-term portion	$2,172

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At September 30, 2012 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 409,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. An option-pricing model that considers gold price volatility is used to estimate the fair value of the derivative liability. Changes in the fair value of the liability are reflected in profit or loss.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

15.	LONG TERM DEBT

The Company borrowed $3,000 in September 2011 that bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.46% as at September 30, 2012). The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets.

16.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	September 30,	December 31,
	2012	2011
Opening balance	$15,685	$14,800
Accretion expense	1,245	847
Reclamation spending	(275)
Foreign exchange	-	38
	$16,655	$15,685

The Company’s current reclamation and closure plan for the La Arena Gold Mine was approved by the Ministry of Energy and Mines in Peru in February 2012. The estimated undiscounted closure obligation is $34,700, which when discounted results in the asset retirement obligation. Such obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit in the amount of $3,760 (Note 9) in August 2012 as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $275 has been spent on reclamation activities. The majority of the closure activities will be carried out during the 2017 through 2019 period. Care and maintenance activities are expected to continue until 2024.

17.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 174,575,859 were issued and outstanding at September 30, 2012 (December 31, 2011 – 169,746,352). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

Common shares issued in the nine months ended September 30, 2012 upon the exercise of options and warrants are set out in (b) and (c) below.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

During the nine months ended August 31, 2011 the Company issued common shares as follows:

	Shares	Price per		Cash	Non-cash
	issued	share		transaction	transaction
Issue Date	(000’s)	C$/share	Proceeds	costs	costs (i)
December 1, 2010	3,906	$1.68	$6,562	$(459)	$-
December 2, 2010	533	$1.68	896	(31)	-
January 20, 2011	28,060	$2.05	57,517	(3,683)	(2,087)
For the nine months ended
August 31, 2011	32,499		$64,975	$(4,173)	$(2,087)

i.

Non-cash transaction costs consisted of 1,683,600 broker warrants convertible into an equal number of common shares at C$2.05 per common share until January 20, 2013. The fair value of the broker warrants was recorded as share issue costs.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average
	(000’s)	Exercise Price
		(C$/option)
Outstanding, December 31, 2011	10,510	1.91
Granted	800	4.88
Exercised	(2,109)	1.25
Cancelled	(344)	1.20
Outstanding, September 30, 2012	8,857	2.36
Options exercisable, September 30, 2012	5,315	1.32

Proceeds from the exercise of options were $1,242 and $2,632 during the three and nine-month periods ended September 30, 2012, respectively.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Stock options outstanding at September 30, 2012 were:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000's)	(C$/option)	(months)	(000's)	(C$/option)	(months)
$0.25 - $0.70	1,883	$0.34	23	1,883	$0.34	23
$1.25 - $1.50	460	$1.50	36	460	$1.50	36
$1.80 - $2.39	1,904	$1.99	39	1,904	$1.04	39
$3.08 - $3.75	4,010	$3.15	50	918	$3.18	51
$5.25 - $5.25	600	$5.25	60	150	$5.25	60
	8,857	$2.36	42	5,315	$1.32	35

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. The assumptions used to estimate the fair value of options granted during the period were:

Nine months
September 30,
2012
Number of options	800,000
Fair value	$1,563
Weighted average:
Exercise price (C$)	$4.88
Risk-free interest rate	1.21%
Dividend yield	0%
Expected life (years)	3
Volatility	97%

c.	Warrants

Warrant transactions are summarized as follows:

		Weighted Average
	Number of Warrants	Conversion Price
	(000’s)	(C$/warrant)
Outstanding, December 31, 2011	3,057	$1.19
Converted	(2,720)	1.09
Outstanding, September 30, 2012	337	$2.05

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Warrants outstanding at September 30, 2012 and December 31, 2011 were as follows:

		Warrants Outstanding (000’s)
Expiry Date	Conversion Price C$/warrant	December 31, 2011	Converted	June 30, 2012	Warrant reserve
January 20, 2013	$2.05	1,557	(1,220)	337	$417
June 25, 2012	$0.30	1,500	(1,500)	-	-
	$1.19	3,057	(2,720)	337	$417

Proceeds from the conversion of warrants were $255 and $2,894 during the three and nine month periods ended September 30, 2012, respectively.

18.	REVENUE

	For the three months ended		For the nine months ended
	September 30, 2012	August 31, 2011	September 30, 2012	August 31, 2011
Gold - cash sales	$59,712	$-	$219,499	$-
Gold - deferred revenue	1,148	-	14,578	-
Silver - cash sales	64	-	230	-
	$60,924	$-	$234,307	$-

19.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the nine months ended
	September 30,	August 31,	September 30,	August 31,
	2012	2011	2012	2011

Share-based compensation (note 17(b))	$1,401	$239	$3,764	$3,217
Salaries	345	588	1,279	1,439
Office and miscellaneous	63	142	228	380
Travel	37	61	193	281
Investor relations	17	37	125	188
Professional fees	171	180	378	544
Directors’ fees	60	63	183	167
Regulatory and transfer agent fees	32	21	291	97
Amortization	65	21	99	52

	$2,191	$1,352	$6,540	$6,365

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

20.	SEGMENT REPORTING

The Company has two operating segments in two geographic areas - mining, acquisition and development of mineral properties, in Latin America and the corporate office in Canada. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

		As at September 30, 2012
	Canada	Peru	Total
Mineral properties and development costs, net	$-	$73,913	$73,913
Plant and equipment, net	107	105,764	105,871
Other assets	8,527	131,964	140,491
	$8,634	$311,641	$320,275

		As at ended December 31, 2011
	Canada	Peru	Total
Mineral properties and development costs, net	$-	$63,796	$63,796
Plant and equipment, net	116	61,966	62,082
Other assets	8,314	62,342	70,656
	$8,430	$188,104	$196,534

		Three months ended September 30, 2012
	Corporate	Mine Operations	Total
Revenue	$-	$60,924	$60,924
Cost of sales	-	(26,545)	(26,545)
Amortization	-	(4,704)	(4,704)
General and administrative expenses	(2,191)	-	(2,191)
Exploration and evaluation expense	(797)	(3,573)	(4,370)
Unrealized loss on derivative liability	(1,017)	-	(1,017)
Accretion of asset retirement obligation	-	(414)	(414)
Foreign exchange gain (loss)	(76)	(296)	(372)
Interest expense, net	(45)	200	155
Provision for income taxes	-	(10,662)	(10,662)
Net income (loss) for the period	$(4,126)	$14,930	$10,804

		Three months ended August 31, 2011
	Corporate	Mine Development	Total
General and administrative expenses	$(1,197)	$(155)	$(1,352)
Unrealized loss on derivative liability	(8,508)	-	(8,508)
Accretion of asset retirement obligation	-	(377)	(377)
Foreign exchange gain (loss)	(17)	(11)	(28)
Interest expense, net	2	-	2
Net income (loss) for the period	$(9,720)	$(543)	$(10,263)

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2012 and August 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

		Nine months ended September 30, 2012
	Corporate	Mine Operations	Total
Revenue	$-	$234,307	$234,307
Cost of sales	-	(82,736)	(82,736)
Amortization	-	(16,221)	(16,221)
General and administrative expenses	(6,540)	-	(6,540)
Exploration and evaluation expense	(1,951)	(3,750)	(5,701)
Unrealized gain on derivative liability	307	-	307
Accretion of asset retirement obligation	-	(1,245)	(1,245)
Foreign exchange gain (loss)	(118)	(162)	(280)
Interest expense, net	(226)	203	(23)
Provision for income taxes	-	(48,244)	(48,244)
Net income (loss) for the period	$(8,528)	$82,152	$73,624

		Nine months ended August 31, 2011
	Corporate	Mine Development	Total
General and administrative expenses	(5,813)	(552)	(6,365)
Exploration and evaluation expense	-	(2)	(2)
Unrealized loss on derivative liability	(6,859)	-	(6,859)
Accretion of asset retirement obligation	-	(377)	(377)
Foreign exchange gain (loss)	(269)	(150)	(419)
Interest expense, net	(5)	-	(5)
Provision for income taxes	(148)	(53)	(201)
Net income (loss) for the period	$(13,094)	$(1,134)	$(14,228)

21.	SUBSEQUENT EVENTS

a.	Subsequent to September 30, 2012 the Company received $421 on the issuance of 362,753 shares pursuant to the exercise of 362,753 options.

b.	Subsequent to September 30, 2012 the Company incorporated a captive insurance company in Barbados. The purpose of the captive is to partially insure various risks at La Arena.